Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	J. Brennan Ryan
999 Peachtree Street, NE / 14th Floor / Atlanta, GA 30309-3964	(Admitted in GA & FL)
Tel: 404.817.6000 Fax: 404.817.6050	Tel: 404.817.6218
www.nelsonmullins.com	brennan.ryan@nelsonmullins.com

June 1, 2007

Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Semoran Financial Corporation
Form SB-2, amendment number 1
Filed on April 24, 2007
File No. 333-140768

Dear Mr. Windsor:

        On behalf of Semoran Financial Corporation we are responding to the Staff’s comment letter dated May 10, 2007, commenting on the filing listed above. All page references (excluding those in the headings and the Staff’s comments) refer to the pages of the marked copy of Amendment No. 2 to the Form SB-2, which is being filed concurrently and reflects Semoran Financial Corporation’s responses to your comments.

The paragraphs below respond to the Staff’s numbered comments.

General, page 1

Comment #1

Please submit a redlined version of your next amendment on the EDGAR system.

        Response:  The Company has submitted a redlined version of the Amendment No. 2 of the Form SB-2 on the EDGAR system. For your convenience, please see the redline attached hereto comparing Amendment No. 1 of the Form SB-2 with Amendment No. 2 of the Form SB-2.

Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

Christian Windsor
June 1, 2007

Comment #2

Regarding the last two sentences of the second paragraph, please explain how you can state that you will begin operations on July 1, 2007. We note that the offering may be extended until January 31, 2008. Consider providing these sentences at the beginning of the paragraph.

        Response: The Company has revised the “General” section to incorporate the principles of plain English as provided in the SEC Plain English Handbook. The Company intends to lease the facility for its initial office beginning July 1, 2007 in order to prepare for the start of banking operations expected to begin in the fourth quarter of 2007.

Comment #3

The second paragraph prior to the last two sentences seems unusually complex for a summary discussion. Please limit your summary to the most important information the reader needs. Provide this type of detailed information in the body of the text. Please read and follow the SEC’s plain English guidance which is available on our web site.

        Response: The Company has revised the “General” section to incorporate the principles of plain English as provided in the SEC Plain English Handbook.

Prospectus Cover

Comment # 4

Please expand note 5 to the calculation of registration fee to state that the ten-year options to be granted to BankResources, Inc. will vest immediately.

        Response: The Company will grant ten-year options to BankResources, Inc. that will vest one year from the date of issuance. The Company will issue the options on the date its wholly-owned subsidiary bank opens for business. Note 5 has been amended to disclose the vesting period.

Benefits of the Offering to Organizers and Management, page 4

Comment #5

We note from later in the filing that the Preferred Stock will be redeemed with proceeds from this offering, that they must be redeemed within ten days after the Bank opens for

Christian Windsor
June 1, 2007

business and that the funds must then be immediately used to purchase Semoran shares. If this concept is retained, please clearly disclose this information here.

Response: This concept has no longer been retained. On May 24, 2007, the Company and the organizers rescinded the shares of the Series A Preferred Stock, and on May 25, 2007, the Company amended its Articles of Incorporation to change the rights and privileges of the Series A Preferred Stock and to increase the amount of authorized Series A Preferred Stock from 100,000 to 375,000 shares. Pursuant to the amended Articles of Incorporation, the redemption right was eliminated. Additionally, the amended Series A Preferred Stock will be convertible on a one-for-one share basis to common stock on April 1, 2009. On May 29, 2007, the Company issued 81,000 shares of Series A Preferred Stock to the organizers in exchange for their right of repayment of $810,000 in advances made to the Company. In addition, for every share of preferred stock purchased, the subscribers received a warrant to purchase an additional share of preferred stock under similar terms as the Organizer Warrants to purchase common stock as disclosed in the registration statement; and for every two shares of preferred stock purchased, the subscribers received a warrant to purchase an additional share of preferred stock under similar terms as the Shareholder Warrants to purchase common stock as disclosed in the registration statement. If not exercised prior to April 1, 2009, these warrants will convert to warrants to purchase common stock when the Series A Preferred Stock converts to shares of common stock.

        The Company has disclosed on page 4 in the “Benefits of the Offering to Organizers and Management” section that the organizers will receive a warrant for every share, common or preferred stock, purchased by the organizers.

Comment #6

We note your counsel’s statement to our accounting staff that the shares to be purchased with the $810,000 will be included in the shares that management expects to purchase in this offering and that this transaction is a “wash.” Please advise us in detail how this is possible. Address, for example, how escrow can be broken at the minimum offering level under these circumstances. Take into account the specific escrow terms. Also, describe for us the specific Semoran accounting for this transaction and tell us the time frame for these events, including the maximum possible time that might elapse between breaking escrow and the beginning of banking operations. Finally, please advise the staff how you determined that the share exchange agreement is consistent with the Section 5 of the Act. This appears to represent a completed sale of the securities, since the organizers are irrevocably bound to purchase the shares. If the shares will be sold privately after the offering closes, please provide your analysis as to how the two offerings should not be integrated.

Christian Windsor
June 1, 2007

        Response: The capital investment of $810,000 raised from the issuance of the Series A Preferred Stock in the private placement is separate and apart from the minimum amount of $12,500,000 that must be raised in this offering of common stock in order to break escrow. The Company and the organizers rescinded the original Series A Preferred Stock and the Company amended the terms of the Series A Preferred Stock to eliminate the redemption right. New shares of Series A Preferred Stock were issued to our directors on May 25, 2007. The sale of the Series A Preferred Stock is exempt from registration under the securities laws pursuant to Section 4(2) of the Securities Act of 1933.

        The private offering of the Series A Preferred Stock is a separate offering from the proposed public offering of common stock and the two offerings should not be integrated for the following reasons: (1) The offerings are not part of a single plan of financing. The Series A Preferred Stock offering was completed in order to provide capital to the Company so that it may engage in a public offering of its own securities. The proposed public offering of common stock will be completed to raise funds which are required to capitalize the proposed bank subsidiary. (2) The offerings do not involve the same class of security. Under Section 15(d) of the Securities Exchange Act of 1934, a “class” of securities are those that are “substantially similar in character and the holders of which enjoy substantially similar rights and privileges.” The Series A Preferred Stock does not have substantially similar rights as the common stock primarily because it is a non-voting security. (3) The offerings are not for the same general purpose. As discussed above, the Series A Preferred Stock was issued to capitalize the holding company so that it may conduct a public offering of its securities.

Comment #7

If retained, please specifically advise us, in writing, whether Semorans’ and the Bank’s bank regulators have approved this arrangement. To the extent that your regulators have not approved this arrangement, or any replacement arrangement, so state.

        Response: The Company notified the FDIC, the Federal Reserve and the Florida Office of Financial Regulation by letter on May 29, 2007 regarding the issuance of the Series A Preferred Stock prior to the initial public offering of the Company’s common stock. Our regulators have not approved of this arrangement; however, based on oral discussions with our regulators, we believe that they will approve of this arrangement.

Comment #8

If retained, explain in the summary, where appropriate, that the 362,500 shares expected to be purchased by officers and directors include the 81,000 shares.

        Response: This concept has no longer been retained. The Company provided supplemental disclosures on page 7 to explain that the organizers and directors purchased 81,000 shares of Series A Preferred Stock and will receive warrants to purchase an additional

Christian Windsor
June 1, 2007

121,500 shares of Series A Preferred Stock when the Company’s wholly-owned subsidiary bank opens for business. The officers and directors will purchase at least 301,500 shares of common stock in the offering.

Comment #9

Where appropriate in the body of the text, please explain the business reasons for the preferred stock purchase arrangements.

        Response: The Company has added supplemental disclosures on pages 7 and 49 to address this comment, namely to capitalize the Company so that it can comply with Florida state securities laws.

Comment #10

Please break the first paragraph into at least two shorter paragraphs to address the preferred stock and the warrants.

        Response: The Company has revised the “Benefits of the Offering to Organizers and Management” section to incorporate the principles of plain English as provided in the SEC Plain English Handbook in order for the reader to have a better understanding of the benefits of the offering to the organizers and management.

Exercise Period of Shareholder Warrants, page 5

Comment #11

Please disclose here and in the body of the text Semoran’s plans for keeping a registration statement current and prospectus available. Note also for the organizer and director warrants on the next page and for both in the body of the text.

        Response: The Company has changed the vesting periods of the warrants and options from being immediately exercisable to becoming exercisable from the one-year anniversary date that the Company’s wholly-owned subsidiary opens for business until the expiration date of the respective warrant. Consequently, the Company has deregistered the shares of common stock underlying the warrants and options because there is no longer an “offer” of the underlying securities under Section 2(a)(3) of the Securities Act of 1933. The Company intends to use its best efforts to register the underlying securities at a later date before the warrants and options become exercisable.

Use of Proceeds, page 6

Christian Windsor
June 1, 2007

Comment #12

This section and the detailed discussion beginning on page 20 are sometimes very difficult to follow. Please revise these sections to provide clear, concise and consistent disclosure. Please note the following comments which address only the most important issues we have identified.

        Response: The Company has revised the “Use of Proceeds” section to incorporate the principles of plain English as provided in the SEC Plain English Handbook.

Comment #13

Please avoid duplication. We assume the reference to “convey(ing) the Main Site free and clear” in the first bullet is a reference to the $1.521 million loan cost. You reference this matter three different times, seemingly as an expense for both Semoran and the Bank. Please revise. Note also beginning on page 20.

        Response: The Company has revised the “General” section to incorporate the principles of plain English as provided in the SEC Plain English Handbook. This disclosure more clearly describes the costs associated with acquiring and building the Company’s planned headquarters.

Comment #14

Disclose that these intended amounts are at the minimum offering level.

        Response: The Company has revised the “General” section to incorporate the principles of plain English as provided in the SEC Plain English Handbook. This revised disclosure reflects the costs being incurred at the minimum offering level.

Comment #15

Please identify the $1.175 million construction cost for your new building as a separate item.

        Response: The Company has added this line item on page 20 to address this comment.

Comment #16

Quantify the remaining amounts for Semoran and the Bank, and here and in the body of the text specifically disclose whether you have any specific plans for these amounts.

Christian Windsor
June 1, 2007

        Response: The Company has added supplemental disclosures on page 20 to address this comment.

Recent developments.

To the extent feasible, please follow your summary financial information with a recent events section. Include summary, capsule financial information through March 31, 2007 and textual discussion of any material, recent events.

        Response: The Company has updated the MD&A section to reflect financial information and material events as of March 31, 2007. The Company has also added unaudited interim financial statements for the three month period ended March 31, 2007 immediately following the audited financial statements for the year ended December 31, 2006.

Comment #17

You sometimes use figures in your discussion that are not easy to relate to the tabular presentation. For example, the $1.476 million “real estate loan” figure in the first paragraph seems to relate to the $1.521 million “cost of the real estate” referenced in the Bank table. Please use consistent values and terminology or otherwise make clear what you are discussing.

         Response: The Company uses the $1.476 million figure consistently now throughout the prospectus.

Comment #18

Please disclose that the $810,000 to be received by officers and directors will be placed back with Semoran as payment for common stock and is included in the proceeds. Consider discussing this in a separate paragraph and using bullet points for this textual discussion as you do for the Bank. Your first paragraph is currently long and dense.

        Response: This concept has not been retained and is no longer applicable.

Use of Proceeds by the Bank, page 21

Comment #19

You quantify the $828,808 pre-opening expenses in the first paragraph but not as a bullet item. The remainder of the uses you do not quantify but do provide as bullet items. Please use a consistent presentation format.

Christian Windsor
June 1, 2007

         Response: The Company has amended the "Use of Proceeds" section on page 20 to address this comment.

Comment #20

Please avoid accounting matters in the use of proceeds section. For example, the first sentence of the second paragraph regarding furniture, fixtures and equipment does not appear to relate to the use of proceeds or to the rest of the paragraph.

        Response: The Company deleted the reference to accounting matters in the “Use of Proceeds” section on page 20 to address this comment.

Comment #21

In the tabular presentation for the Bank please consider showing a negative line item figure for the $2.744 million amount to be reimbursed to Semoran by the Bank, otherwise a reader cannot reach the remaining proceeds figure. Consider adding back the same $2.744 million for Semoran for the same reason.

        Response: The Company has amended the “Use of Proceeds” section on page 20 to delete the reference of a reimbursement in order to make the section more clear, consistent, and easy to understand.

Executive Compensation, page 39

Comment #22

As previously requested, please revise to specifically identify the “Principal Executive Officer.”

        Response: The Company has amended the “Executive Compensation” section on page 39 to address this comment.

Director Compensation, page 39

Comment #23

As previously requested, please advise the staff how the company determined that its directors did not receive any compensation. We note from page 4 that the organizers and directors receive organizer warrants and director warrants for the risk and service they are providing the company. We do not find that you have addressed this in your response to our prior comment number 30.

Christian Windsor
June 1, 2007

        Response: The Company has revised its disclosures on page 41 under the heading “Director Compensation” to reflect that the directors will receive one warrant to purchase one share of common stock for every share of common stock purchased in the offering and one warrant to purchase one share of preferred stock for every share of preferred stock purchased in the private placement. These warrants will vest following the one-year anniversary of the date that the Bank opens for business.

Comment #24

It appears that the director warrants are being paid for their service as directors, consequently they should be reported as compensation in the year that they are granted.

        Response: The Company has added supplemental disclosures on pages 41-42 to address this comment.

Legality Opinion

Comment #25

The opinion required by Item 601(b)(5) of Regulation SB requires that counsel opine as to whether warrants are binding contractual obligations of the issuer. Please revise counsel’s opinion to provide the required opinions.

        Response: The legal opinion attached as Exhibit 5.1 to the registration statement includes the opinion that the warrants are binding contractual obligations of the Company.

Capitalization, page 21

Comment #26

Please provide a note to the table (as it related to Preferred Stock) to state that on March 21, 2007 the Board of Directors authorized the issuance of up to 100,000 shares of Series A Preferred Stock. In addition, disclose that $810,000 in advances made by them prior to March 30, 2007. State the terms of the Series A Preferred Stock and that by subscribing for the shares the organizers have agreed to apply any redemption proceeds to the purchase of shares of common stock par value $.01, of the company at the purchase price of $10.00 per share in the offering.

Christian Windsor
June 1, 2007

        Response: The revised table on page 22 shows the Company’s capitalization as of March 31, 2007 and reflects the additional paid-in capital from the sale of the shares of Series A Preferred Stock of $810,000. Footnote 1 to the table explains that the Company issued 81,000 shares of Series A Preferred Stock to the organizers in exchange for their right to repayment of $810,000 in advances made to the Company and that on May 24, 2007 the Company rescinded those shares. On May 25, 2007, the Company amended its Articles of Incorporation to change the terms of the Series A Preferred Stock to replace the redemption feature with an automatic conversion on a one-for-one share basis to common stock to occur on April 1, 2009. Subsequently, 81,000 new shares of Series A Preferred Stock were issued to the organizers/directors.

Financial Statements

Notes to Financial Statements

Note 4 – Commitments and Related Party Transactions, page F-2

Comment #27

Please revise your disclosure to refer to the consulting agreements of Weber and MacDiarmid which commenced on October 1, 2005. Disclose the significant terms of the agreements, such as, agreement expiration dates (i.e. September 30, 2007) and terms of compensation (i.e. provide the executive officers, until the bank opens for business, with a monthly salary, reimbursement for certain expenses and the monthly cost of medical insurance not to exceed $750).

        Response: The Company has added supplemental disclosures on page F-9 under Note 4 of the audited financial statements for the year ended December 31, 2006 to address this comment.

Comment #28

Please disclose that effective March 30, 2007 the company entered into Amended and Restated Consulting Agreements whereby Semoran entered into employee agreements which will become effective when the bank opens for business. Disclose the terms of these agreements.

        Response: The Company has added supplemental disclosures on page F-12 under Note 9 of the audited financial statements for the year ended December 31, 2006 and on page F-17 under Note 2 of the unaudited financial statements for the three months ended March 31, 2007 to address this comment.

Christian Windsor
June 1, 2007

Comment #29

Please revise the disclosure in the third paragraph to name the related party consulting firm, i.e. BankResources, Inc.

         Response: The Company has added the supplemental disclosure on page F-9 to address this comment.

Comment #30

Please revise the notes to the financial statements, as applicable to refer to the agreement to purchase the .4 acre lot adjacent to the site for $200,000. Please state that until completion of the 380 State Road 40G site the bank will operate for the first fifteen months from a leased site of 5,600 square feet at 131 State Road 436 in Fern Park, Florida called the Initial Office and disclose the lease terms.

         Response: The Company has added supplemental disclosures on page F-12 and F-17 to address this comment.

Note 7 – Warrants and Options, page F-10

Comment #31

We noted your response to our previous comment 32 and your revised disclosure in Note 9 (page F-12). Please revise to include the language, as it relates to the shareholder, organizer and director warrants and the related settlement provisions, in this footnote, rather than note 9.

         Response: The Company has added supplemental disclosures to Note 7 on page F-11 to address this comment.

Note 9 – Subsequent Events, page F-11

Comment #32

We noted your disclosure that on March 30, 2007 the organizers exchanged their rights to be reimbursed for advances for 81,000 shares of Series A Preferred Stock. Disclose how your recorded this transaction and cite the specific authoritative literature you used to support your accounting treatment. Considering the mandatory redemption feature, provide a discussion specifically addressing the applicability of SFAS 150.

Christian Windsor
June 1, 2007

        Response: The Company has recorded this transaction as a capital investment in the Company because the Series A Preferred Stock no longer has a mandatory redemption feature and can no longer be considered a potential liability to the Company.

Exhibit 23.1 – Consent of Hacker, Johnson & Smith, PA

Comment #33

Please include a currently dated signed consent in any amendment.

        Response: The accountant’s consent dated May 31, 2007 is attached as Exhibit 23.1 to the registration statement.

Exhibit 4.3 – Form of Shareholder Warrant Agreement

Comment #34

This agreement does not appear to include an exercise price. Please revise as appropriate.

        Response: Section 4 of Exhibit 4.3, Form of Shareholder Warrant Agreement, provides for an exercise price of $11.50 per share of common stock.

        On behalf of Semoran Financial Corporation, we hereby acknowledge that:

•	Semoran Financial Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Semoran Financial Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian Windsor
June 1, 2007

        Please acknowledge receipt of this letter. Please contact me at (404) 817-6218 if you have any questions or any additional comments.

Very truly yours,

/s/ J. Brennan Ryan

J. Brennan Ryan

JBR:dblack

cc: Lloyd J. Weber